Elys Game Technology, Corp. 107 E. Warm Springs Rd., Las Vegas, Nevada 89119 Suite 701, 130 Adelaide St. W., Toronto, Ontario M5H 2K4 (Nasdaq|ELYS)

VIA EDGAR	February 3, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Austin Pattan

Re: Elys Game Technology, Corp

Request for Withdrawal - Registration Statement on Form S-1

SEC File No. 333-268533

Dear Mr. Pattan:

On November 22, 2022, Elys Game Technology, Corp (the “Company”) initially filed Registration Statement No. 333-268533 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you should have any questions regarding this application, please contact Leslie Marlow of Blank Rome LLP at (212) 885-5358.

Sincerely,

ELYS GAME TECHNOLOGY, CORP

By: /s/ Michele Ciavarella

Michele Ciavarella

Executive Chairman

cc:          Leslie Marlow - Blank Rome LLP

Patrick Egan – Blank Rome LLP